

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

<u>Via U.S. Mail and facsimile</u>

Mr. Walden C. Rhines
Chief Executive Officer
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, Oregon 97070-777

> **Re:** **Mentor Graphics Corporation**
> **Definitive Additional Proxy Soliciting Materials**
> **Filed on April 18, 2011**
> **File No. 001-34795**

Dear Mr. Rhines:

We have reviewed your filing and have the following comments.

<u>General</u>

1.  A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Please provide support for the following statements:

    - that the make-whole provision in your recently-issued convertible debentures is consistent with prior convertible debt and precedent transactions and will not have a material impact on the ability of a potential acquirer to consummate a transaction;

    - that WCI Communities and BKF Capital lost substantial shareholder value while affiliated with Mr. Schechter;

    - that any discussions concerning a combination with Cadence or Synopsys entail significant commercial risk including disruption to the growth and stability of the company's customer base and the company's relationship with its employees; and

    - that the Icahn entities' platform would create a significant conflict for their nominees if they were elected to your board of directors.

<u>Summary, page 6</u>

2.      You state that the Icahn entities' proposal of $17 per share "undervalues the company and its future prospects."  The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis.  Please advise, with a view toward disclosure, how you determined that the value of the company is greater than $17 per share.  In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values.  Refer to SEC Release No. 34-16833 (May 23, 1980).

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,


                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions